

New York Stock Exchange
11 Wall Street
New York, NY 10005

April 5, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of B. Riley Principal Merger Corp., under the Exchange Act of 1934:

- Units, each consisting of one share of Class A common stock and one-half of one redeemable warrant

- Class A Common stock, par value $0.0001 per share

- Warrants, each whole warrant exercisable for one share of Class A common stock, each at an exercise price of $11.50 per share

Sincerely,

An Intercontinental Exchange Company

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